SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               TRIDEX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                          (Title of Class of Securities

                                                    895906 10 5
                                 (CUSIP Number)


                          Stephen J. Carlotti, Esquire
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 14, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895906 10 5

1)       Names of Reporting Persons and Social Security Number
                  Seth M. Lukash ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      N/A
                  (b)      N/A

3)       SEC Use Only

4)       Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6)       Citizenship or Place of Organization
                  USA

                      7)       Sole Voting Power         527,505 Common Shares
Number of Shares
Beneficially          8)       Shared Voting Power       N/A Common Shares
Owned by Each
Reporting Person      9)       Sole Dispositive Power    527,505 Common Shares
With
                      10)      Shared Dispositive Power  N/A

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  527,505 Common Shares

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  N/A

13)      Percent of Class Represented by Amount in Row (11)
                  9.9%

14)      Type of Reporting Person
                  IN

Item 1.    Security and Issuer
           a) The title of the class of equity securities to which this statement relates is Common Stock.
           b) The name and address of the principal executive officers of the issuer of such securities is: Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

Item 2.    Identity and Background
           a)       Seth M. Lukash
           b)       c/o Tridex Corporation, 61 Wilton Road, Westport,
                    Connecticut 06880
           c) President, Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880
           d) During the last five years, I have not been convicted in a criminal proceeding.
           e) During the last five years I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and I am not subject to a judgment, decree or final rder enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
           f)       U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration
           The shares owned by the reporting person were acquired by purchase (either through the exercise of options and warrants or in the open market), by conversion or exchange of convertible debt securities of the issuer and by gift (upon termination of a trust). The exercise price of certain warrants and options to purchase 105,000 shares exercised on March 14, 1997 was provided by a loan from the issuer to the reporting person in the principal amount of $801,375, due June 30, 1998, bearing interest at 6.08% and secured by a pledge of such shares and other marketable securities. The full amount of such loan remains outstanding. Interest is paid quarterly. Each purchase or other acquisition by the reporting person has been reported on a Form 3, 4 or 5 filed by the reporting person.

Item 4.    The Purpose of Transaction
           N/A

Item 5.    Interest in Securities of the Issuer

           a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows:


                   (1) Seth M. Lukash             Shares               Percent
                                                  527,505                9.9%

           b)       N/A

           c)       N/A

           d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.

           e)       N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among myself and any person(s) with respect to any securities of the issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or holding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, and this includes such information for any of the securities that are pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment payer over such securities.

Item 7.    Material to be Filed as Exhibits.

           (a)      $801,375 Promissory Note of Seth M. Lukash to Tridex
                    Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2-16-98
Date


Seth M. Lukash
Signature



Name/Title - SETH M. LUKASH

                                   Exhibit A

#186610v1
                                    TERM NOTE

$801,375.00                                                       March 14, 1997

         For value received, Seth M. Lukash (the "Borrower"), with a residence at 404 Harvest Commons, Westport, CT 06880, promises to pay to Tridex Corporation, a Connecticut corporation with an executive office at 61 Wilton Road, Westport, CT 06880 ("Lender"), or order, the principal amount of eight hundred one thousand three hundred seventy five Dollars ($801,375.00) (the "Loan Amount") on or before June 30, 1998 (the "Maturity Date"). This Note shall be repaid as follows: Borrower shall make quarterly payments in arrears consisting of interest-only to the Lender commencing on June 30, 1997 and thereafter on September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998.
Interest on the unpaid principal balance of this Note shall accrue at a per quarter rate equal to 6.08% [being the Fleet Commercial Paper rate on the day preceding issue plus one percent (1%)]. The entire principal balance, together with all unpaid interest, fees, expenses and other charges, if not sooner paid, shall in any event be paid on the Maturity Date.

         Principal and interest shall be payable at Lender's executive office as noted above, in lawful money of the United States of America without set-off, deduction or counterclaim. Interest shall be calculated on the basis of actual days elapsed and a 360-day year. This Note may be prepaid without penalty in whole or in increments of at least $1,000.00 on prior written notice to the Lender.

         This Note is secured by a pledge under a Pledge and Security Agreement between the Borrower and the Lender of even date herewith (the "Pledge Agreement"). If the value, based on the average closing sale price for the last ten (10) trading days (the "Collateral Value"), of the stock pledged under the Pledge Agreement is at any time less than two times the sum of the outstanding principal amount plus interest accrued under this Note, the Borrower shall, within ten (10) days of receipt of a written request from the Lender, pay an amount sufficient to reduce the sum of the principal amount which remains outstanding plus interest, so that the Collateral Value is not less than two times such sum.

         At the option of the holder, this Note shall become immediately due and payable without notice or demand upon the occurrence at any time of any of the following events of default: (1) the death of the Borrower; (2) failure by the Borrower to pay in full and when due any amount of principal or interest when due under the Note; (3) if the Borrower is no longer employed by either the
Lender, TransAct Technologies Incorporated or a consolidated subsidiary of either of them; (4) a petition or application by or against the Borrower for the appointment of a trustee or receiver of the estate or assets, or of any substantial portion of the estate or assets of the Borrower; (5) the commencement of any proceedings relating to the Borrower under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, and such proceedings shall not have been dismissed within sixty (60) days thereafter; or (6) failure by the Borrower to perform, observe or comply with any of the covenants, agreements, terms or conditions set forth (i) in this Note (other than payment), (ii) in the Pledge Agreement (including, but not limited to, Section 6 regarding maintenance of adequate collateral), or (iii) in any other loan documents or instruments executed in connection herewith, which failure continues without cure for thirty (30) days.

         Any payments received by the Lender on account of this Note prior to demand shall be applied first to any costs, expenses or charges then owed to the Lender by the Borrower, second to accrued and unpaid interest, and third to the unpaid principal balance hereof. Any payments so received after demand shall be applied in such manner as the Lender may determine.

         Any and all cash, securities, instruments or other property at any time due to the Borrower from the Lender shall at all times constitute security for all of the liabilities and obligations of the Borrower to the Lender under this Note or the Pledge Agreement and may be applied or set-off against such liabilities and obligations, at any time, whether or not such are then due, whether or not demand has been made and whether or not other collateral is then available to the Lender.

         No delay or omission on the part of the holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Borrower and every other maker and every endorser or guarantor of this Note, regardless of the time, order or place of signing, waives presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

         The Borrower, and each endorser and guarantor of this Note, shall indemnify, defend, and hold the Lender and its directors, officers, employees, agents and attorneys harmless against any claim brought or threatened against the Lender by the Borrower, by any endorser or guarantor, or by any other person (as well as from reasonable attorneys' fees and expenses in connection therewith) on account of the Lender's relationship with the Borrower or any endorser or guarantor hereof (each of which may be defended, compromised, settled or pursued by the Lender with counsel of the Lender's selection, but at the expense of the Borrower and any endorser and/or guarantor).

         The Borrower and each endorser and guarantor of this Note agree to pay, upon demand, costs of collection of the principal of and interest on this Note, including without limitation reasonable attorneys' fees. Upon default, interest shall accrue at a rate per annum equal to eighteen (18%) percent. If any payment due under this Note is unpaid for ten (10) days or more after the due date thereof, the Borrower shall pay, in addition to any other sums due under this Note (and without limiting the holder's other remedies on account thereof), a late charge equal to five (5%) percent of the amount of such payment.

         This Note shall be binding upon the Borrower and each endorser and guarantor hereof and upon their respective heirs, successors, assigns, and representatives, and shall inure to the benefit of the Lender and its successors, endorsees, and assigns.

         A photographic or other reproduction of this Note may be made by the Lender, and any such reproduction shall be admissible in evidence with the same effect of the original itself in any judicial or administrative proceeding whether or not the original is in existence.

         This Note is delivered to the Lender at its office in Connecticut, shall be governed by the laws of Connecticut, and shall take effect as a sealed instrument.

         Borrower, and each endorser and guarantor of this Note each irrevocably submits to the non-exclusive jurisdiction of any federal or state court sitting in Connecticut over any suit, action or proceeding arising out of or relating to this Agreement. Each Borrower, endorser or guarantor, irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Each Borrower, endorser or guarantor irrevocably appoints the Secretary of State of Connecticut as its authorized agent to accept and acknowledge on its behalf any and all process which may be served in any such suit, action or proceeding, consents to such process being served either (i) by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to such Borrower's, endorser's or guarantor's address shown below or as notified to the Lender and (ii) by serving the same upon such agent and agrees that such service shall in every respect be deemed effective service upon such Borrower, endorser or guarantor.

         EACH BORROWER, ENDORSER AND GUARANTOR AND LENDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, AND AFTER AN OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL, WAIVES ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING IN CONNECTION WITH THIS NOTE, THE OBLIGATIONS, IN ALL MATTERS CONTEMPLATED HEREBY AND DOCUMENTS EXECUTED IN CONNECTION HEREWITH. EACH BORROWER, ENDORSER AND GUARANTOR CERTIFIES THAT NEITHER THE LENDER NOR ANY OF ITS REPRESENTATIVES, AGENTS OR COUNSEL HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE LENDER WOULD NOT IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO TRIAL BY JURY.

         THIS LOAN IS PAYABLE IN FULL AT MATURITY. BORROWER MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE.

         EXECUTED as an instrument under seal as of the day first written above.


WITNESS: George T. Crandall                           BORROWER: Seth M. Lukash